UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                              PORTSMOUTH SQUARE, INC.
                           ------------------------------
                                  Name of Issuer

                      Common Stock, No Par Value Per Share
                     ---------------------------------------
                           Title of Class of Securities

                                   737212-10-0
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Vice President & Secretary
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                    June 29, 2004
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 737212-10-0                                               Page Two
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1.   Name of Reporting Person                     Tax Identification Number

     Santa Fe Financial Corporation                      95-2452529
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Nevada
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Number of                                 7.   Sole Voting Power
Shares                                         505,437
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           505,437
                                          -----------------------------------
                                          10.  Shared Dispositive Power

-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     505,437 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     68.8%
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14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

CUSIP No. 737212-10-0                                                 Page 3
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         9,200
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           9,200
                                          -----------------------------------
                                          10.  Shared Dispositive Power

-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,200 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     1.3%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

                             AMENDMENT NO. 3
                             TO SCHEDULE 13D
                    OF SANTA FE FINANCIAL CORPORATION
                      AND THE INTERGROUP CORPORATION
                   REGARDING OWNERSHIP OF SECURITIES OF
                         PORTSMOUTH SQUARE, INC.


This Amendment No. 3 to Schedule 13D is being filed by Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe"), and Santa Fe's parent company, The InterGroup Corporation, a Delaware corporation ("InterGroup") with respect to additional purchases of the Common Stock, no par value, of Portsmouth Square, Inc. a California corporation ("Portsmouth" or the "Company").

Item 1.   Security of Issuer
          ------------------

          This Schedule 13D relates to the Common Stock, no par value (the "Common Stock") of Portsmouth. The address of the principal executive offices of Portsmouth is 820 Moraga Drive, Los Angeles, CA 90049.

Item 2.   Identity and Background
          -----------------------

          Santa Fe is a Nevada corporation with its principal place of business at 820 Moraga Drive, Los Angeles, California 90049. Santa Fe is a public company whose securities are registered under Section 12(g) of the Exchange Act. The principal business of Santa Fe is to own and operate real estate, including interests in hotels and multi-family residential property. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of Santa Fe. Neither Santa Fe nor any of its executive officers and directors have been subject to any proceedings requiring disclosure under sections (d) or (e) of this Item 2.

          InterGroup is a Delaware corporation and the parent company of Santa Fe, with its principal place of business also located at 820 Moraga Drive, Los Angeles, California 90049. InterGroup has voting control of approximately 75% of the voting shares of Santa Fe. InterGroup is a public company whose securities are registered under Section 12(g) of the Exchange Act. The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix B is a schedule setting forth the executive officers and directors of InterGroup. Neither InterGroup nor any of its executive officers and directors have been subject to any proceedings requiring disclosure under sections (d) or (e) of this Item 2.



Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Santa Fe and InterGroup used working capital to purchase the shares of Common Stock in Portsmouth.

Item 4.   Purposes of Transactions.
          ------------------------

          Santa Fe and InterGroup purchased the Common Stock for investment purposes. Santa Fe and InterGroup may make additional purchases of Common Stock in the open market and in private transactions to increase their equity interest in Portsmouth.

          Portsmouth is a 68.8%-owned subsidiary of Santa Fe, which has had ownership, voting and management control of Portsmouth since 1987. InterGroup owns an additional 1.3% of the voting shares of Portsmouth. All of Santa Fe's directors also serve as directors of InterGroup. Three of Portsmouth's five directors serve as directors of Santa Fe and four of those five directors are also directors of InterGroup. John V. Winfield also serves as Chairman of the Board and President of InterGroup, Santa Fe and Portsmouth.

          Except as discussed above, Santa Fe and InterGroup do not have any other plans or proposals at this time which relate to or would result in the events set forth in this Item 4.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) As of July 9, 2004, Santa Fe beneficially owns 505,437 shares of Common Stock of Portsmouth. Those shares represent approximately 68.8% of the outstanding Common Stock of Portsmouth. As of July 9, 2004, InterGroup owned 9,200 shares of the Common Stock of Portsmouth, representing approximately 1.3%. To the extent that InterGroup may be deemed to beneficially own, for purposes of Section 13(d), the Common Stock of Portsmouth owned by Santa Fe, InterGroup would beneficially own approximately 70.1% of the Common Stock of Portsmouth.

          The above percentages were determined based on the Company's representation that it had 734,183 shares of Common Stock outstanding as of June 30, 2004.

          (b) Santa Fe and InterGroup have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by each of them, respectively. Since all of Santa Fe's directors are also directors of InterGroup, it is expected that all shares of Common Stock held by Santa Fe and InterGroup would be voted in the same way; however, there is no requirement or agreement that those shares be voted in that manner.

          (c) Information with respect to transactions in the Common Stock that were effected during the past sixty (60) days is set forth below:

                         Number of     Price per            Nature of
Entity         Date       Shares         Share             Transaction
------         ----      ---------     ---------           -----------

InterGroup    6/29/04      6,700        $24.00         Open Market Purchase

          (d) No person other than Santa Fe and InterGroup, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each of them, respectively.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.


                               SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 9, 2004                        SANTA FE FINANCIAL CORPORATION
        ------------
                                        By: /s/ Michael G. Zybala
                                            ---------------------------------
                                            Michael G. Zybala, Vice President,
                                            Secretary and General Counsel



Dated:  July 9, 2004                        THE INTERGROUP CORPORATION

                                       By:  /s/ Michael G. Zybala
                                            ---------------------------------
                                            Michael G. Zybala, Assistant
                                            Secretary and Counsel

                                 APPENDIX A

                        SANTA FE FINANCIAL CORPORATION
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant and Consultant.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: CPA, Independent
                      consultant to the hospitality and tourism industries.
                      Citizenship: United States

Michael G. Zybala  -  Vice President, Secretary and General Counsel.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller.
                      Citizenship: United States.


* Business Address: The business address for all executive officers and directors is c/o Santa Fe Financial Corporation, 820 Moraga Drive, Los Angeles, California 90049

                               APPENDIX B

                         THE INTERGROUP CORPORATION
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant and Consultant.
                      Citizenship: United States

Gary N. Jacobs     -  Secretary and Director. Principal Occupation: Executive
                      Vice President, Secretary and General Counsel MGM Mirage.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: CPA, Independent
                      consultant to the hospitality and tourism industries.
                      Citizenship: United States

Joseph A. Grunwald -  Vice Chairman of the Board.  Principal Occupation:
                      Industrial, commercial and residential real estate developer.
                      Citizenship: Belgium

Mildred Bond       -  Director.  Principal Occupation: Private consultant to
   Roxborough         the NAACP.
                      Citizenship: United States

David C. Gonzalez  -  Vice President Real Estate, The InterGroup Corporation.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, The InterGroup Corporation.
                      Citizenship: United States.

Michael G. Zybala  -  Assistant Secretary and Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 820 Moraga Drive, Los Angeles, California 90049